BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Don R. De Souza                         Mailing Address:
Vice President                          P.O. Box 318
Telephone: 212-250-2216                 Church Street Station
                                        New York, NY 10008


                                        February 11, 1994



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Cincinnati Milacron, Inc.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                        Sincerely,

                                        /s/Don R. De Souza



Enclosures

            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549


                       SCHEDULE 13G


         Under the Securities Exchange Act of 1934
                    (Amendment No.   )*
                                 ____

                 Cincinnati Milacron, Inc.
          _______________________________________
                      NAME OF ISSUER:

                       Common Stock
          _______________________________________
               TITLE OF CLASS OF SECURITIES

                         172172108
          _______________________________________
                       CUSIP NUMBER


     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))

                     Page 1 of 5 Pages

CUSIP No. 172172108                          Page 2 of 5 Pages

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation and its wholly-owned subsidiary, Bankers Trust Company, and its indirect, wholly owned subsidiary, BT Financial Services Limited


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Bankers Trust New York Corporation and Bankers Trust Company are New York corporations; BT Financial Services Limited is an
  Australian corporation.

 NUMBER OF     5. SOLE VOTING POWER

  SHARES       Not applicable.

BENEFICIALLY   6. SHARED VOTING POWER

 OWNED BY      Not applicable.

  EACH         7. SOLE DISPOSITIVE POWER

REPORTING      Not applicable.

 PERSON        8. SHARED DISPOSITIVE POWER

  WITH         Not applicable.

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  Not applicable.

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN
   SHARES *

  Not applicable.

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

  Not applicable.

12.TYPE OF REPORTING PERSON *

  Bankers Trust New York Corporation - HC; Bankers Trust
  Company-BK; BT Financial Services Limited - CO

                                                      3
Item 1(a)    NAME OF ISSUER:

             Cincinnati Milacron, Inc.

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             4701 Marburg Avenue
             Cincinnati, Ohio  45209

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust New York Corporation, its wholly-owned subsidiary, Bankers Trust Company, as Trustee for various Employee Benefit Plans, and its indirect wholly-owned subsidiary, BT Financial Services Limited, as Investment Manager for various Trusts

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             Bankers Trust New York Corporation and Bankers Trust Company are located at 280 Park Avenue, New York, New York 10017; BT Financial Services Limited is located at Level 38, Australia Square, Sydney NSW 2000 Australia

Item 2(c)    CITIZENSHIP:

             Bankers Trust New York Corporation and Bankers Trust Company are incorporated in the State of New York with their principal business offices located in New York; BT Financial Services Limited is an Australian company doing business in Australia.

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock (par value $1.00 U.S.) of Cincinnati
             Milacron, Inc.

Item 2(e)    CUSIP NUMBER:

             172172108

Item 3       THE PERSON FILING IS A:

             For Bankers Trust New York Corporation,

      (g)    [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company,

      (b)    [X] Bank as defined in Section 240.13d-1(b)(ii)(G)

             BT Financial Services Limited is a corporation permitted to report on Schedule 13G in accordance with Securities and Exchange Commission no-action letter to Bankers Trust New York Corporation dated May 15, 1990 (avail. May 15, 1990).

Item 4       OWNERSHIP:

             Not Applicable.

Item 5       OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS:

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
             ANOTHER PERSON:

             Not applicable.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
             WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
             PARENT HOLDING COMPANY:

             See Item 3 above and Exhibit to Item 7.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
             GROUP:

             Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not applicable.

Item 10      CERTIFICATION:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                            SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1993

Signature:   BANKERS TRUST NEW YORK CORPORATION


             /s/James T. Byrne, Jr.
By:             James T. Byrne, Jr.
Title:          Secretary


Signature:   BANKERS TRUST COMPANY


             /s/Don R. De Souza
By:             Don R. De Souza
Title:          Vice President


Signature:   BT FINANCIAL SERVICES LIMITED, as Investment Manager
             for various Trusts


             /s/Tim C. Bishop
By:             Tim C. Bishop
Title:          Company Secretary

                        EXHIBIT TO ITEM 7

             Bankers Trust New York Corporation is classified as a holding company.* Bankers Trust Company is a wholly owned direct subsidiary of Bankers Trust New York Corporation and is classified as a bank. BT Financial Services Limited is an indirect subsidiary of Bankers Trust Company and is classified as a corporation. The chain of ownership from Bankers Trust New York Corporation to BT Financial Services Limited is shown below. BT Financial Services Limited is a discretionary investment management corporation.

               Bankers Trust New York Corporation
                                |
                              100%
                                |
                      Bankers Trust Company
                                |
                              100%
                                |
                Bankers International Corporation
                                |
                              100%
                                |
               B.T. International (Delaware), Inc.
                                |
                              100%
                                |
               BT Foreign Investment Corporation
                                |
                              100%
                                |
               BT Investments (Australia) Limited
                                |
                              100%
                                |
                 Bankers Trust Australia Limited
                                |
                              100%
                                |
                      BT Australia Limited
                                |
                              100%
                                |
                  BT Financial Services Limited

*Bankers Trust New York Corporation has received from the Securities and Exchange Commission a no-action letter dated May 15, 1990 (avail. May 15, 1990) permitting it to report securities held by its foreign subsidiaries on Schedule 13G.